EXHIBIT 20

                                                                   NEWS RELEASE


Fortune Brands, Inc.,  1700 East Putnam Avenue,  Old Greenwich, CT  06870


Contact:
Anthony J. Diaz
(203) 698-5553

                      FORTUNE BRANDS COMPLETES PURCHASE OF
                           SCHROCK CABINET COMPANY --
                          NEARLY DOUBLING CABINET SALES

Old Greenwich, CT, June 12, 1998 -- Fortune Brands, Inc. (NYSE-FO), the consumer products company, announced today that its home products business has completed the purchase of assets of the Schrock Cabinet Company, a division of White Consolidated Industries, Inc., which is a wholly-owned subsidiary of AB Electrolux of Sweden. Fortune Brands had announced on June 3 that an agreement to acquire Schrock had been reached.

     The addition of Schrock nearly doubles sales in the kitchen and bath cabinet category, where the Company's Aristokraft unit already has a strong position. Schrock and Aristokraft had combined 1997 sales of $430 million. The combination creates a strong number 2 market presence in the U.S. The purchase price is $107.5 million in cash, and the acquisition is expected to add to E.P.S. right from the start.

     Fortune Brands' strategy is sharply focused on revenue growth, cost initiatives and asset management, supplemented by high-return, add-on acquisitions. With the acquisition of Schrock, the Company has completed seven add-on acquisitions since the beginning of 1997, adding approximately $430 million in annualized sales at a price of approximately 65 cents per dollar of sales.

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     Fortune Brands,  Inc. is a consumer  products company with  headquarters in
Old Greenwich, Connecticut. Its operating companies have premier brands and leading market positions in home and office products, golf equipment and distilled spirits. Home and office brands include Moen faucets, Master locks and Aristokraft cabinets sold by units of MasterBrand Industries and Day-Timer and Swingline sold by units of ACCO World Corporation. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Major distilled spirits brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek Bourbon, DeKuyper cordials and Whyte & Mackay Scotch.

                                      * * *

     This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, the impact of weather, particularly on the home products and golf brand groups, expenses and disruptions related to shifts in manufacturing to different locations and sources, delays in the integration of recent acquisitions, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

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